Exhibit 6

TRIAN FUND MANAGEMENT, L.P.

280 Park Avenue, 41st Floor

New York, NY 10017

Nelson Peltz
Chief Executive &
Chief Investment Officer

Tel	212 451 3100
Fax	212 451 3024

January 6, 2006

Via Email and Federal Express

Mr. John T. Schuessler

Chairman of the Board and

Chief Executive Officer

Wendy’s International, Inc.

4288 West Dublin-Granville Road

Dublin, OH 43017-0256

jack_schuessler@wendys.com

Dear Mr. Schuessler:

First, let me wish you a healthy and happy New Year. We hope it will be a very good one for Wendy’s, as well as for you personally.

I would also like to respond to your letter of December 22, 2005. Without belaboring the point, please understand that I did not present Wendy’s with an ultimatum of meeting with us within 48 hours or Trian filing a Schedule 13D. I asked that within 48 hours you schedule a meeting to be set sometime in the very near future.

As I told Mr. Barker, “we come in peace” and that is always the case with any company that we invest in. I tried--obviously unsuccessfully--to communicate that I wanted to meet with you to share our plan to enhance shareholder value. If you think it would be worthwhile, we would still welcome the opportunity to do so.

I would also like to clarify our position on Tim Hortons. As we discussed in our position paper, we believe Wendy’s shareholder value would be substantially enhanced by an immediate 100% tax-free spin-off of Tim Hortons. While we are not opposed in concept to an IPO of Tim Hortons and we were pleased to hear on this morning’s conference call that you have now established a time frame for the spin-off of the balance of Tim Hortons following the IPO, we believe that the spin-off should be accomplished immediately following the IPO and that the market will give you significant credit for completing this separation on an accelerated basis. We further believe that this will give you the ability to focus on improving the Wendy’s brand.

As we both know, Regulation FD was not intended to, and should not, eliminate meetings with shareholders, regardless of the size of their holdings. We would not expect you to share, and we do not want to receive, any material, non-public information. Even without such information, we believe that we can serve as an important resource to Wendy’s as your team and the board continues to review opportunities to improve overall value.   We hope to develop a constructive relationship with you.

We look forward to hearing from you.

Very truly yours, /s/ Nelson Peltz

cc:	Mr. James V. Pickett, Lead Director of Wendy’s International, Inc.
(c/o Corporate Secretary)
Mr. Thomas E. Sandell, Sandell Asset Management Corp.